Exhibit 99.1

Silvercorp Renews Share Repurchase Program

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Sept. 17, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce a normal course issuer bid ("NCIB") commencing September 19, 2025, to acquire up to 8,747,245 of its own common shares, representing approximately 4% of the 218,681,127 common shares issued and outstanding as of September 5, 2025. The repurchase program will expire September 18, 2026. The NCIB is being implemented to provide enhanced flexibility should market conditions result in Silvercorp's shares being undervalued relative to the value of its mining and corporate assets.

Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading systems in Canada and the United States, in compliance with regulatory requirements. There can be no assurance as to the precise number of shares that will be repurchased under the NCIB. Silvercorp may discontinue its purchases at any time, subject to compliance with applicable regulatory requirements. The Company will cancel all shares acquired under the NCIB. The price the Company will pay for the common shares will be the market price at the time of purchase.

The Company is not aware of any officers, directors or persons holding 10% or more of the securities that intend to sell their securities at the inception of the NCIB, but such officers, directors or persons holding 10% or more of the securities may sell their securities during the course of the NCIB, as their personal circumstances may require. If during the course of the NCIB the Company becomes aware that officers, directors or persons holding 10% or more of the securities intend to sell their securities, then the Company will not intentionally acquire such securities.

The maximum number of shares that may be purchased on the TSX during any trading day may not exceed 157,233 common shares of the Company, which is 25% of the average daily trading volume on the TSX based on the previous six completed calendar months of 628,934. This limit, for which there are permitted exceptions, is determined in accordance with TSX regulatory requirements and does not apply to purchases made by the Company on the alternative trading systems in the United States.

The NCIB is a continuation of the program approved in September 2024 (the "2024 NCIB"), for the period from September 19, 2024 to September 18, 2025, to acquire up to 8,670,700 common shares of the Company, representing approximately 4% of the 216,767,513 common shares issued and outstanding as of September 5, 2024.   All 300,000 shares acquired on TSX, NYSE American or alternative trading systems in Canada and the United States under the 2024 NCIB at a weighted average price of CAD$4.51 were cancelled.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release does not constitute, and is not, an offer or solicitation of an offer of securities.

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, without limitation, statements regarding the Company's intention to repurchase up to 4% of its common shares, including the expected timing, duration, volume and nature of such stock repurchase program.. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's latest 40-F/Annual Information Form, and Management's Discussion and Analysis, each under the heading "Risk Factors" available on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of risks that impact Silvercorp, and additional information relating to the Company including Silvercorp's Annual Information Form can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 07:30e 17-SEP-25